Writer’s Direct Dial: (44) 020 7 614-2280
E-Mail: wgroll@cgsh.com
September 9, 2005
Jeffrey B. Werbitt, Esq.
Attorney-Advisor
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	De Rigo S.p.A. Schedule 13E-3/TO-T/A Filed by DR 3 S.r.l., Ennio De Rigo, Walter De Rigo and De Rigo Holding B.V. Filed September 1, 2005 SEC File No. 05-48824

Dear Mr. Werbitt:
     On behalf of our clients De Rigo Holding B.V. (“De Rigo Holding”), DR 3 S.r.l. (“DR 3”), Ennio De Rigo and Walter De Rigo (the “De Rigo Brothers” and, collectively with De Rigo Holding and DR 3, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the Staff of the Commission contained in your letter to Mr. Colin Longhurst, dated September 7, 2005 (the “Comment Letter”). In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence, as well as providing this additional courtesy copy via email. This letter and the attached exhibit are being supplied on a confidential basis, and the Filing Persons request that all such information be kept strictly confidential. In particular, the supplemental information contained in our responses and the attached exhibit includes information that is highly sensitive to De Rigo’s business objectives and operations, particularly with regard to the projected financial information. By separate letter we are requesting confidential treatment of this letter and the attached exhibit pursuant to Rule 83 of the Securities and Exchange Commission’s Rules on Information

Jeffrey B. Werbitt, Esq., p. 2
Requests, 17 C.F.R. § 200.83. If any person (outside of the Commission staff) asks for an opportunity to copy this letter or the attached exhibit, we request that we be notified immediately of such request (including but not limited to being provided with the request itself) and be given advance notice of any intended release so that we may, if deemed necessary or appropriate, substantiate the request for confidential treatment at the appropriate time and pursue the remedies available.
     For ease of reference, the text of each of the Staff’s comments from the Comment Letter is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase unless otherwise indicated.
     The Filing Persons are filing today an amendment to their combined Schedule TO and Schedule 13E-3, initially filed on August 4, 2005 and amended on September 1, 2005 (the “Combined Schedule”), containing the revisions described in this letter and other changes. For your convenience, a courtesy copy of today’s amendment is enclosed.
Schedule TO/13E-3
General
1.   We note your response to prior comment 1. Please advise us as to how the parties complied with the dissemination requirements of Rule 14d-4. We note that the offer documents were disseminated to record holders and to all DTC participants. It is unclear whether the parties furnished the documents to beneficial owners in Italy or otherwise inquired as to the beneficial owners holding through the participants. Please advise.
     As contemplated by Rule 14d-4(a)(3) and Rule 14d-5, the Filing Persons obtained from De Rigo the following: a copy of the most recent shareholder list, as well as a list of the record holders of ADSs as maintained by the ADS depositary; a copy of the most recent security position listing available to De Rigo; and a copy of the NOBO list. In addition, as contemplated by Rule 14d-4(a)(3), a summary advertisement was published in the Wall Street Journal on August 4, 2005.
     The offer materials were mailed to all holders listed on the shareholder list, on the list of record holders of ADSs or as a participant on the security position listing (including, in each case, any holders resident in Italy). As there are no holders of ordinary shares other than record holders, the materials were thus sent to all holders of ordinary shares, including any that may be Italian residents. Furthermore, on behalf of the Filing Persons, the Information Agent performed the customary task of contacting all of the banks, brokers and agents appearing on the security position listing, as well as ADP Proxy Services (an entity responsible for mailing on behalf of many of the reorganization departments for the banks and brokers), and solicited information regarding the number of copies required by them for distribution to their beneficial holders of ADSs. The amounts requested were delivered by hand or overnight courier for further

Jeffrey B. Werbitt, Esq., p. 3
distribution to the beneficial holders. During the offer, materials were sent by overnight courier in response to all requests (other than those from Italian residents) for further copies of the materials. In accordance with the restrictions on publicity and solicitation efforts developed through the Filing Persons’ informal discussions with Consob, the Italian securities regulator, the Filing Persons did not make further efforts to identify beneficial holders of ADSs in Italy, to distribute materials to beneficial holders of ADSs in Italy or to contact any such holders to solicit tenders. Out of 294 holders on the NOBO list, 15 holders had addresses in Italy (three of whom were represented by participants appearing on the security position listing described above and who, accordingly, were sent offering materials). The remaining 12 holders with addresses in Italy had holdings of approximately 340,000 ADSs (less than 4% of the total ADSs outstanding and not owned by the Filing Persons). The Filing Persons did not send offering materials to these 12 holders. The Filing Persons understand, however, that securities intermediaries in Italy are aware of the offer and believe, based on recent market activity and the volume of unsolicited tenders and unsolicited calls to date, that many (if not all) beneficial holders of ADSs resident in Italy have either sold their ADSs in the market (which has recently shown significantly higher liquidity and volume trading than in the period immediately prior to the offer) or tendered their ADSs. Based on the foregoing, the Filing Persons believe that they have complied with Rule 14d-4(a)(3) and have adequately disseminated the offer materials to security holders of the classes of securities that are subject to the offer.
2.   Please revise to disclosure your response to prior comment 6
     In response to the Staff’s comment, the Filing Persons have added additional disclosure in the amendment to the Combined Schedule being filed today. The following is inserted as a new subsection in “Special Factors—Certain Effects of the Offer” after the subsection “—U.S. Federal Tax Consequences” on page 13 of the Offer to Purchase, as previously amended:
     “Accounting Treatment. We believe that the accounting treatment of the offer is not material. The purchase of shares by DR 3 in the tender offer will have no effect whatsoever on the financial statements of De Rigo. For DR 3, the financial statements of which are not material to you for the reasons stated in this document, all ordinary shares or ADSs acquired will be accounted for as a purchase and will be recorded as assets at cost.”
Offer to Purchase
Special Factors, page 8
Purpose of and Reasons for the Offer, page 8
3.   We refer you to your response to prior comment 13. Please revise your Offer to Purchase to include this response.
     In response to the Staff’s comment, the Filing Persons have added additional disclosure in the amendment to the Combined Schedule being filed today.

Jeffrey B. Werbitt, Esq., p. 4
     The first sentence of the second paragraph of the answer to the question “If I do not tender my ADSs but the offer is completed, what will happen to my ADSs?” on page 4 of the Offer to Purchase, as previously amended, is replaced with the following: “We intend to cause De Rigo to apply to delist the ADSs from the NYSE regardless of the number of shares tendered. We will review the situation following the tender offer and could, if the response to the tender offer is poor, determine not to proceed with causing De Rigo to delist.”
     The last sentence of subsection “Special Factors—Certain Effects of the Offer—Listing” on page 13 of the Offer to Purchase, as previously amended, is replaced with the following: “We intend to cause De Rigo to apply to delist the ADSs from the NYSE regardless of the number of shares tendered. We will review the situation following the tender offer and could, if the response to the tender offer is poor, determine not to proceed with causing De Rigo to delist.”
     The last sentence of the first paragraph of the subsection “Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Depost Agreement; Exchange Act Registration and Margin Regulations — NYSE Listing” on page 25 of the Offer to Purchase, as previously amended, is replaced with the following: “We intend to cause De Rigo to apply to delist the ADSs from the NYSE regardless of the number of shares tendered. We will review the situation following the tender offer and could, if the response to the tender offer is poor, determine not to proceed with causing De Rigo to delist. Except as set forth above, we are unaware of any unfulfilled requirements for De Rigo to submit an application to delist the ADSs.”
Positions of DR 3, De Rigo Holding and the De Rigo Brothers Regarding Fairness of the Offer, page 9
4.   We refer you to prior comment 17. Because this transaction affects subsets of unaffiliated stockholders differently, Rule 13e-3 requires a separate fairness determination for each group of unaffiliated stockholders. See Question & Answer No. 19 in Exchange Act Release No. 17719 (April 13, 1981). Please continue to expand your disclosure address why each filing person believes this transaction is fair to those unaffiliated stockholders who will participate in the tender offer, as well as those who will remain security holders. This disclosure should address each filing person’s determination as it relates to the factors addressed in Item 1014. To the extent that the factors for determining fairness were the same for the unaffiliated security holders that will tender and those that will remain security holders, please disclose.
     In response to the Staff’s comment, the Filing Persons have added additional disclosure in the amendment to the Combined Schedule being filed today to clarify the bases on which each Filing Person has made a separate fairness determination for each group of unaffiliated stockholders that will be affected differently.
     The second paragraph on page 10 of the Offer to Purchase, as previously amended, is replaced in its entirety with the following:

Jeffrey B. Werbitt, Esq., p. 5
     “Each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo believes that the offer is substantively and procedurally fair to all unaffiliated holders of ordinary shares and ADSs — both the subset of holders who tender their securities and the subset of holders who do not.
     As to the subset of holders who do tender their securities, each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo considered the following and based his or its belief on the following factors, each of which, in our judgment supports our view that the offer is fair to unaffiliated holders who tender their securities.
•	The offer price compares favorably to current and historical market prices. The offer price represents a premium of 24.8% over the closing market price for De Rigo ADSs on the NYSE on August 3, 2005, the last trading day before our public announcement of the offer, which was $7.01 per ADS. The offer price also represents a premium over the average of the closing prices for De Rigo ADSs for the one-year, three-year and five-year periods ending on the last trading day before we announced the offer of 21.7%, 60.8% and 42.1%, respectively. The offer price is also higher than any closing price for the ADSs recorded since May 2001.

•	The price offered also compares favorably to the price paid by De Rigo for shares it has repurchased in recent years. In July 2004, De Rigo repurchased from Prada Luxembourg s.a.r.l. 2,225,000 ordinary shares at $6.30 per share. In 2003, De Rigo purchased 223,200 ADSs in open market transactions at an average price of $3.87 per ADS.

•	We believe that certain characteristics of the public market for the ADSs — in particular, the overall decline in the average price for the ADSs since De Rigo’s original listing on the NYSE (falling from the IPO price of $16.00 per ADS to a low of $3.00 per ADS in October 2002, with trading prior to the launch of the offer around $7.00 per ADS), the corresponding decline in the total market capitalization of De Rigo (falling from approximately $720 million to approximately $315 million based on the recent $7.00 per ADS market price), the relatively low liquidity in the market for the ADSs and the relative lack of research analyst coverage — are not likely to improve in the near future, given what we believe is a persistent underappreciation and undervaluation of De Rigo by the public markets and the recent decline in analyst coverage.

•	We believe that, except for the offer, holders of ordinary shares and ADSs will not likely have an opportunity in the foreseeable future to dispose of their ordinary shares or ADSs at prices other than those available in private transactions or, in the case of ADSs, in open market transactions (to the extent that any public trading market may continue to exist following the offer) because we plan to continue to operate De Rigo as a going concern under our control and

Jeffrey B. Werbitt, Esq., p. 6
have no current plans of disposing either of De Rigo or of our interest in De Rigo or of causing the liquidation of De Rigo. See “SPECIAL FACTORS—Conduct of De Rigo’s Business if the Offer is Not Completed.”

•	The offer provides immediate cash liquidity for holders of ordinary shares and ADSs without the incurrence of transaction costs typically associated with market sales (unless imposed by the holder’s nominee) and without withdrawal fees imposed under the terms of the deposit agreement.

•	The offer provides liquidity for all holders at a stable price, unusual in light of the relatively low historic trading volume, as well as our significant insider ownership, all of which, in our view, have affected, and are likely to continue to affect, adversely the trading market for, and the market value of, the ADSs (and the value of the ordinary shares).

•	Each holder of ordinary shares or ADSs can individually determine whether or not to tender shares or ADSs pursuant to the offer, and holders who choose not to tender their ordinary shares or ADSs in the offer will not be “squeezed out” in any subsequent transaction but will be able to continue to own an equity interest in De Rigo. See “THE TENDER OFFER—Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulation.”

•	The offer is not subject to any conditions relating to the number of ordinary shares or ADSs tendered or to any financing condition.”
     The following replaces the paragraph following the bullet point list of factors on page 11 of the Offer to Purchase, as previously amended:
     “Except as included again in the list below, DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo did not consider any of the factors noted above in determining whether the offer is fair to unaffiliated holders who do not tender because such holders by definition will have determined not to accept the tender offer price, rendering such valuation considerations irrelevant. Rather, as to the subset of holders who do not tender their securities, each of DR 3, De Rigo Holding, Mr. Ennio De Rigo and Mr. Walter De Rigo considered the following and based his or its belief on the following factors, each of which, in our judgment, supports our view that the offer is fair to unaffiliated holders who do not tender their securities.
•	Each holder of ordinary shares or ADSs can individually determine whether or not to tender shares or ADSs pursuant to the offer, and holders who choose not to tender their ordinary shares or ADSs in the offer will not be “squeezed out” in any subsequent transaction but will be able to continue to own their equity interest in De Rigo.

Jeffrey B. Werbitt, Esq., p. 7
•	Holders who elect not to tender their securities will have had the same opportunity to receive a fair price as those who have tendered their securities in the offer.

•	Holders who elect not to tender their securities and who, if we are successful in causing De Rigo to delist and deregister as described in this document, become holders of an illiquid security in a private company will have done so with full and fair disclosure of our intentions in this regard and of the possible effect of the offer on the public market for the securities. See “SPECIAL FACTORS — Purpose of and Reasons for the Offer,” “ — Plans for De Rigo and the Ordinary Shares and ADSs Following the Offer” and “THE TENDER OFFER — Possible Effects on the Offer on the Market for Ordinary Shares and ADSs; NYSE Listing; Deposit Agreement; Exchange Act Registration and Margin Regulation.”
5.   We reissue prior comment 18. Did the filing persons consider any negative factors in assessing the fairness of the transaction to the unaffiliated stockholders, including those who decide to tender and those who do not? Although we note your response to our prior comment it does not appear to address our concern. Please revise.
     In response to the Staff’s comment, the Filing Persons have added additional disclosure in the amendment to the Combined Schedule being filed today. The following is added to the end of the last paragraph on page 11 of the Offer to Purchase, as previously amended: “We did not consider any negative factors in assessing the fairness of the offer to holders who tender their shares or ADSs or to those holders who elect not to tender their shares or ADSs.”
The Tender Offer, page 16
8.   Certain Information Concerning De Rigo, page 26
6.   We refer to you to prior comment 23. We continue to believe that your disclosure should include all projected information in the Offer materials. If you continue to believe that other projections are not material, supplementally provide us with the projections and an analysis as to why “the Filing Persons believe this additional detail is not material in this context and therefore believe that disclosure of that detail is not required.”
     The two sets of projections referenced in the Offer to Purchase are attached to this letter as Exhibit A and are provided to the Staff supplementally and pursuant to a request for confidential treatment. The first set comprises the original projections prepared by De Rigo’s management as part of the Business Plan for 2005-2007, as well as the Revised Budget for 2005, which was also prepared by De Rigo’s management. The second set comprises the Revised Projections for 2006 and 2007 prepared by the Filing Persons in connection with their preparation for the offer, as well as the management-prepared Revised Budget for 2005 on which such revised projections were based. As the Staff will note, the projections are in the Italian language and were prepared in accordance with Italian GAAP (the accounting principles of De Rigo’s primary financial statements and those used by De Rigo’s management in its day-to-day operations). Although the Filing Persons continue to believe that all material information contained in the projections was disclosed in the Offer to Purchase as originally filed, they have added certain additional line items from the projections to the amendment to the Combined Schedule being filed today in response to the Staff’s comment, as explained in more detail below.

Jeffrey B. Werbitt, Esq., p. 8
     As noted in the response to the Staff’s previous comment letter, the projections include consolidated totals for each line item and a division of the income statement line items into separate sub-totals for each of De Rigo’s two business segments (wholesale & manufacturing (“W&M”) and retail). The Filing Persons believe that this segment breakdown, which was included for the company’s internal planning purposes, is immaterial to security holders’ decision to accept or reject the tender offer. The offer is being made for securities of the consolidated entity, and not for securities of the individual segments (indeed, no such securities exist); what is therefore relevant to holders’ decision-making process are the consolidated results, and not the relative performance of the company’s two segments. The projections also include purely arithmetic calculations for many of the line items as a percentage of net sales (“% fatturato”) and indicate the percentage change between periods in several line items; the Filing Persons believe that this information is also immaterial as it consists of nothing other than computer-generated spreadsheet calculations that provide no additional information that is not easily derivable from the data presented.
     In response to the Staff’s comment, the Filing Persons have amended the Combined Schedule to add the consolidated data for the following line items from the income statement (“conto economico”) included in the projections: Cost of Products Sold (“Costo del prodotto venduto”), Gross Margin (“Margine lordo”), Income before Tax and Minority Interests (“Utile prima delle imposte”) and Income before Minority Interests (“Utile netto prima delle minority”). As a result, the Combined Schedule discloses all of the consolidated line items appearing on the projected income statement other than those line items representing the individual components of the difference between Gross Margin and EBITDA, EBIT before Goodwill, Net Interest, Income Taxes (“Imposte”) and Minority Interests. The Filing Persons do not believe that any of these omitted line items is material to security holders’ decision to accept or reject the tender offer as each of these figures is simply a component of the more material data disclosed and many of them can be easily calculated on the basis of the disclosure provided. Nor do the Filing Persons believe that any of the omitted items presents any significant trends that differ from those in the information disclosed. Moreover, the Filing Persons believe that the information remaining omitted is competitively sensitive information and could be utilized by competitors in a manner adverse to De Rigo’s interests.
     In response to the Staff’s comment, the Filing Persons have amended the Combined Schedule to add the consolidated data for Shareholders’ Equity (“Patrimonio netto”) and Net Financial Position (“Posizione finanziaria netta”) included in the balance sheet (“stato patrimoniale”) section of the projections. As a result, the Combined Schedule discloses all of the data appearing in the balance sheet projections other than the totals for Net Working Capital (“Capitale circolante netto”), Net Fixed Assets (“Attivita fisse nette”) and Net Capital Employed (“Capitale Investito netto”), which the Filing Persons do not believe to be material to security holders’ decision to accept or reject the tender offer, as each of these figures is simply a component of the more material data disclosed and none present any significant trends that differ from those in the information disclosed. The Filing Persons also note that these omitted items are used for internal management purposes and are not presented in De Rigo’s consolidated balance sheets included in its Annual Reports on Form 20-F or otherwise publicly disclosed.

Jeffrey B. Werbitt, Esq., p. 9
These figures can therefore not be compared by security holders to any historical figures for purposes of determining whether or not to accept the tender offer.
     In response to the Staff’s comment, the Filing Persons have amended the Combined Schedule to add the consolidated data for Cash Flow from Operations included in the cash flow section of the projections to the data for Capital Expenditures (“Investimenti”) already disclosed. As a result, the Combined Schedule discloses all of the data appearing in the cash flow projections other than the totals for changes in Net Working Capital (“Variazione Capitale Circolante Netto”) and changes in Net Financial Position (“Variazione posizione finanziaria”), which the Filing Persons do not believe to be material to security holders’ decision to accept or reject the tender offer, as each of these figures is simply a component of the more material data disclosed and none present any significant trends that differ from those in the information disclosed. In addition, the second of these two figures can be calculated from the additional data on Net Financial Position now added to the Combined Schedule, as explained above.
7.   Please disclose your response to prior comment 24 in your Offer to Purchase.
     In response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Combined Schedule being filed today.
     The following is included as a new second sentence of the paragraph following the bullet point list on page 29 of the Offer to Purchase: “The basic assumptions underlying these projections were that the pace of sales growth, store openings and same store sales would be in line with De Rigo’s recent experience, that exchange rates would remain relatively unchanged and that there would be no extraordinary transactions during the relevant period.”
8.   We note your response to prior comment 25. It is unclear why you believe that the projections need not comply with the requirements of Regulation G. Please provide further analysis.
     As noted in the response to the Staff’s previous comment letter, the projections were prepared in accordance with Italian GAAP as applied by De Rigo, which considers “EBIT” to be equivalent to “Operating Income.” This is evident from the complete projections provided supplementally as Exhibit A, in which “EBIT” is identified as “Utile operative.” Although the Filing Persons do not believe this information is material, in response to the Staff’s comment, the Filing Persons have amended the Combined Schedule to replace the references to EBIT with references to “Operating Income” and the references to EBITDA with references to “Operating income before depreciation and amortization” so as to make more explicit the manner in which these figures are computed in accordance with Italian GAAP.
     The Combined Schedule has been prepared by the Filing Persons making the tender offer, and not by or on behalf of De Rigo, which has taken a neutral position with regard to the tender offer, as fully disclosed in the Schedule 14D-9 De Rigo has filed with the Commission. Disclosures made by the Filing Persons should not be subject to Regulation G as none of the Filing Persons is within the class of persons making disclosure covered by the Regulation,

Jeffrey B. Werbitt, Esq., p. 10
namely a “registrant subject to this regulation is one that has a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (15 U.S.C. 78l), or is required to file reports under Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)), excluding any investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).” Furthermore, as is evident from the complete projections provided supplementally as Exhibit A, the projections as prepared by the company and provided to certain of the Filing Persons do not include all the information needed to reconcile EBITDA to Italian GAAP. Accordingly, the Filing Persons do not believe that they should be required to compute or provide any additional information in this regard.
11.   Certain Conditions of the Offer, page 33
9.   We reissue prior comment 29. While you may condition your tender offer on any number of contidions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. For example, but without limitation, condition (a) refers to “threatened” actions. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise this and other conditions to remove the term “threatened,” as it is unclear how these actions could be objectively determined.
     Although the Filing Persons continue to believe that the conditions stated in the Offer to Purchase are appropriate and note, in particular that a written threat would be manifestly susceptible of objective determination, in response to the Staff’s comment, the Filing Persons have revised the disclosure in the amendment to the Combined Schedule being filed today. In particular, the Filing Persons have deleted from the conditions all references to “threatened” actions or actions “which [are] reasonably likely to result in” a given result. For your convenience, the Filing Persons have also included below a blackline showing changes from the disclosure previously contained in the Offer to Purchase, as amended.
     The second paragraph of the section entitled “Certain Conditions of the Offer” is amended to read in its entirety as follows:
     “Additionally, notwithstanding any other provision of the offer, we shall not be required to accept for payment or, except as otherwise provided in this offer, to pay for any ordinary shares or ADSs tendered in the offer and may terminate or amend the offer if at any time prior to the acceptance for payment of ordinary shares or ADSs, any of the following conditions exist:
(a)	there shall be instituted or pending any action, proceeding, application or counterclaim by any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental

Jeffrey B. Werbitt, Esq., p. 11
authority (each, a “Governmental Entity”), or by any other person, U.S. or foreign, before any Governmental Entity,
(i)	(A) challenging or seeking to make illegal, delay or otherwise, directly or indirectly, restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, other than as described herein, in connection with the making of the offer or the acceptance for payment of, or payment for, some of or all the ordinary shares and ADSs by DR 3, or (B) seeking to obtain material damages in connection with the foregoing;

(ii)	seeking to restrain, prohibit or limit the ownership or operation by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of all or any portion of De Rigo’s business or assets or their respective subsidiaries or to compel any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to dispose of or hold separate all or any portion of the business or assets of De Rigo or any of its subsidiaries or all or any portion of the business or assets of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or seeking to impose any limitation on the ability of the De Rigo brothers, De Rigo Holding, DR 3, De Rigo or any of their respective subsidiaries or affiliates to conduct any of such businesses or own any of such assets;

(iii)	seeking to impose or confirm limitations on the ability of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to exercise effectively the full rights of ownership of the ordinary shares or ADSs, including, without limitation, the right to vote any ordinary shares or ADSs acquired or owned by the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates on matters properly presented to shareholders;

(iv)	seeking to require divestiture by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of any ordinary shares or ADSs; or

(v)	materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries;
(b)	there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to

Jeffrey B. Werbitt, Esq., p. 12
(i)	any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or De Rigo or any of its subsidiaries, or

(ii)	the offer
by any government, legislative body or court, U.S. or foreign, or Governmental Entity that, directly or indirectly, results or will result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)	any change shall have occurred (or any condition, event or development shall have occurred involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries that is materially adverse to De Rigo or any of its subsidiaries, or DR 3 shall have become aware of any facts that have material adverse significance with respect to either the value of De Rigo or any of its subsidiaries or the value of the ordinary shares or ADSs to DR 3, De Rigo Holding, the De Rigo brothers or any of their respective affiliates;

(d)	there shall have occurred
(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or in Italy,

(ii)	any change that has had a materially adverse effect on the securities or financial markets in the United States or in Italy or any material change in the market price of the ADSs,

(iii)	any material change in U.S. or European currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefore,

(iv)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in Italy, or

(v)	a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Italy, or

(vi)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or
(e)	any necessary approval, permit, authorization, favorable review or consent of any Governmental Entity shall not have been obtained;

Jeffrey B. Werbitt, Esq., p. 13
     which, in our reasonable judgment, in any case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates that is not otherwise prohibited by law, including Section 14(e) of the Exchange Act) giving rise to any such condition, makes it inadvisable to proceed with the offer or with acceptance for payment or payment for ordinary shares or ADSs.”
     For your convenience, we have included below a blackline of the second paragraph of the section entitled “Certain Conditions of the Offer”:
     “Additionally, notwithstanding any other provision of the offer, we shall not be required to accept for payment or, except as otherwise provided in this offer, to pay for any ordinary shares or ADSs tendered in the offer and may terminate or amend the offer if at any time prior to the acceptance for payment of ordinary shares or ADSs, any of the following conditions exist:
(a)	there shall be instituted or pending any action, proceeding, application or counterclaim by any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority (each, a “Governmental Entity”), or by any other person, U.S. or foreign, before any Governmental Entity,
(i)	(A) challenging or seeking to make illegal, delay or otherwise, directly or indirectly, restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, other than as described herein, in connection with the making of the offer or the acceptance for payment of, or payment for, some of or all the ordinary shares and ADSs by DR 3, or (B) seeking to obtain material damages in connection with the foregoing;

(ii)	seeking to restrain, prohibit or limit the ownership or operation by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of all or any portion of De Rigo’s business or assets or their respective subsidiaries or to compel any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to dispose of or hold separate all or any portion of the business or assets of De Rigo or any of its subsidiaries or all or any portion of the business or assets of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or seeking to impose any limitation on the ability of the De Rigo brothers, De Rigo Holding, DR 3, De Rigo or any of their respective subsidiaries or affiliates to conduct any of such businesses or own any of such assets;

(iii)	seeking to impose or confirm limitations on the ability of any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates to

Jeffrey B. Werbitt, Esq., p. 14
exercise effectively the full rights of ownership of the ordinary shares or ADSs, including, without limitation, the right to vote any ordinary shares or ADSs acquired or owned by the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates on matters properly presented to shareholders;

(iv)	seeking to require divestiture by any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates of any ordinary shares or ADSs; or

(v)	materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries;
(b)	there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to
(i)	any of the De Rigo brothers, De Rigo Holding or DR 3 or any of their respective affiliates or De Rigo or any of its subsidiaries, or

(ii)	the offer
by any government, legislative body or court, U.S. or foreign, or Governmental Entity that, directly or indirectly, results or will result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)	any change shall have occurred (or any condition, event or development shall have occurred involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of De Rigo or any of its subsidiaries that is materially adverse to De Rigo or any of its subsidiaries, or DR 3 shall have become aware of any facts that have material adverse significance with respect to either the value of De Rigo or any of its subsidiaries or the value of the ordinary shares or ADSs to DR 3, De Rigo Holding, the De Rigo brothers or any of their respective affiliates;

(d)	there shall have occurred

Jeffrey B. Werbitt, Esq., p. 15
(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or in Italy,

(ii)	any change that has had a materially adverse effect on the securities or financial markets in the United States or in Italy or any material change in the market price of the ADSs,

(iii)	any material change in U.S. or European currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefore,

(iv)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or in Italy, or

(v)	a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Italy, or

(vi)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or
(e)	any necessary approval, permit, authorization, favorable review or consent of any Governmental Entity shall not have been obtained;
     which, in our reasonable judgment, in any case, and regardless of the circumstances (including any action or inaction by us or any of our affiliates that is not otherwise prohibited by law, including Section 14(e) of the Exchange Act) giving rise to any such condition, makes it inadvisable to proceed with the offer or with acceptance for payment or payment for ordinary shares or ADSs.”
*          *          *

Jeffrey B. Werbitt, Esq., p. 16
     We very much appreciate the Staff’s review of this filing. If you have any questions or require any further information with respect to the Combined Schedule, please do not hesitate to call me.

Sincerely,

/s/ William A. Groll

William A. Groll

cc:	Mr. Ennio De Rigo Mr. Walter De Rigo De Rigo Holding B.V. DR 3 S.r.l.
Enclosure

Exhibit A

Confidential Treatment Requested by Filing Persons
De Rigo S.p.A.
Business Plan — Conto Economico

	REVISED BUDGET 2005				Original BUDGET 2005				2,006				2,007
	WM	Retail	Consolidato	Δ%	WM	Retail	Consolidato	Δ%	WM	Retail	Consolidato	Δ%	WM	Retail	Consolidato	Δ%

Vendite nette			512,542	-0.4%			541,076	+5.2%			572,316	+5.8%			601,524	+5.1%

Costo del prodotto venduto			194,656				204,862				219,417				231,493
% fatturato			38.0%				37.9%				38.3%				38.5%

Margine lordo			317,887	+0.8%			336,214	+5.8%			352,899	+5.0%			370,031	+4.9%
% fatturato			62.0%				62.1%				61.7%				61.5%

Provvigioni di vendita
% fatturato

Royalties
% fatturato

Marketing & Advertising
% fatturato

Spese di vendita
% fatturato

Spese generali & amministrative
% fatturato

EBITDA			54,409	-2.2%			65,365	+14.2%			68,085	+4.2%			72,734	+6.8%
% fatturato			10.6%				12.1%				11.9%				12.1%

EBIT Before Goodwill			35,632	+1.9%			45,116	+18.3%			45,377	+0.6%			48,335	+6.5%
% fatturato			7.0%				8.3%				7.9%				8.0%

Utile Operativo (EBIT)			29,547	+2.5%			39,031	+21.9%			39,292	+0.7%			42,250	+7.5%
% fatturato			5.8%				7.2%				6.9%				7.0%

Net Interest

Proventi / (oneri) straordinari

Utile prima delle imposte (EBT)			29,733				39,126				39,556				42,795
% fatturato			5.8%				7.2%				6.9%				7.1%

Imposte			13,318				17,998				18,011				19,177
% EBT			44.8%				46.0%				45.5%				44.8%

Utile netto prima delle minority			16,415				21,128				21,545				23,618
As % of net sales			3.2%				3.9%				3.8%				3.9%

Minority			183				730				696				734

Utile netto			16,232	+12.1%			20,398	+22.9%			20,849	+2.2%			22,883	+9.8%
As % of net sales			3.2%				3.8%				3.6%				3.8%

Exhibit A

Confidential Treatment Requested by Filing Persons
De Rigo S.p.A.
Business Plan — Stato
Patrimoniale

	2,005	2,005	2,006	2,007
Capitale Circolante Netto

Attività fisse nette

Capitale investito netto

Posizione finanziaria netta	(16,148)	(17,600)	(36,357)	(63,490)

Patrimonio netto	245,622	251,875	272,724	295,608
De Rigo S.p.A.
Business Plan — Cash
Flow

	2,005	2,005	2,006	2,007
Cash Flow Operations	41,094	46,733	49,643	53,368

Variazione Capitale Circolante Netto
Investimenti	(30,681)	(33,402)	(29,194)	(24,405)
Variazioni altre attività e passività non correnti	0	0	0	0
Dividendi	0	0	0	0
Acquisto azioni proprie	0	0	0	0
Altre variazioni del patrimonio netto	0	0	0	(0)

Variazione posizione finanziaria

Exhibit A

Confidential Treatment Requested by Filing Persons
De Rigo S.p.A.
Revised projections — Conto Economico

	2,005				2,006				2,007
	WM	Retail	Consolidato	Δ%	WM	Retail	Consolidato	Δ%	WM	Retail	Consolidato	Δ%

Vendite nette			512,542	-0.4%			543,662	+6.1%			571,584	+5.1%

Costo del prodotto venduto			194,656				206,925				219,295
% fatturato			38.0%				38.1%				38.4%

Margine lordo			317,887	+0.8%			336,737	+5.9%			352,289	+4.6%
% fatturato			62.0%				61.9%				61.6%

Provvigioni di vendita
% fatturato

Royalties
% fatturato

Marketing & Advertising
% fatturato

Spese di vendita
% fatturato

Spese generali & amministrative
% fatturato

EBITDA			54,409	-2.2%			58,150	+6.9%			61,472	+5.7%
% fatturato			10.6%				10.7%				10.8%

EBIT Before Goodwill											39,562	+5.5%
% fatturato											6.9%

Utile Operativo (EBIT)			29,547	+2.5%			31,416	+6.3%			33,476	+6.6%
% fatturato			5.8%				5.8%				5.9%

Net Interest

Proventi / (oneri) straordinari

Utile prima delle imposte (EBT)			29,733				31,900				34,367
% fatturato			5.8%				5.9%				6.0%

Imposte
% EBT

Utile netto prima delle minority			16,415				17,804				19,359
As % of net sales			3.2%				3.3%				3.4%

Minority

Utile netto			16,232	+12.1%			17,613	+8.5%			19,155	+8.8%
As % of net sales			3.2%				3.2%				3.4%

Exhibit A

Confidential Treatment Requested by Filing Persons
De Rigo S.p.A.
Revised projections — Stato Patrimoniale

	2,005	2,006	2,007
Capitale Circolante Netto
Attività fisse nette
Capitale investito netto
Posizione finanziaria netta	(16,148)	(29,689)	(51,210)
Patrimonio netto	245,622	263,235	282,391
De Rigo S.p.A.
Revised projections — Cash Flow

	2,005	2,006	2,007
Cash Flow Operations	41,094	44,348	47,152
Variazione Capitale Circolante Netto
Investimenti	(30,681)	(29,194)	(24,405)
Variazioni altre attività e passività non correnti
Dividendi
Acquisto azioni proprie
Altre variazioni del patrimonio netto
Variazione posizione finanziaria